

April 14, 2011

Via U.S. Mail and Facsimile

Matthew Mecke
Chief Executive Officer and President
Sino Payments, Inc.
Unit T25, GF Bangkok Bank Building
18 Bonham Strand West
Sheung Wan, Hong Kong

> **Re: Sino Payments, Inc.**
> **Form 10-Q for period ended November 30, 2010**
> **Filed January 19, 2011**
> **File No. 0-53537**

Dear Mr. Mecke:

We have reviewed your response dated April 4, 2011, as well as your amended Form 10-Q for the period ended November 30, 2010, have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Matthew Mecke
Sino Payments, Inc.
April 14, 2011
Page 2

Form 10-Q for the period ended November 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 12

Quarterly Developments, page 13

1.   We note your response to prior comment two and reissue the comment in part. Given your majority ownership percentage in the joint venture and its full use license of your processing software, please tell us your basis for accounting for this joint venture pursuant to the equity method and cite any relevant accounting literature in your response. Please also provide to us your analysis of this transaction, including whether you are obligated to provide additional financial support to the joint venture.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant